FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of November 2004


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

         Announcement, dated November 17, 2004, by the Registrant disclosing the Paid Announcement of Resignation and Appointment of Non-Executive Directors and Members of the Audit Committee.

                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated November 17, 2004, by the Registrant    5
                disclosing the Paid Announcement of Resignation and Appointment of Non-Executive Directors and Members of the Audit Committee.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                               (Registrant)




Date: November 18, 2004               By: /s/ Peter Jackson
                                          -------------------------
                                          Peter Jackson
                                          Chief Executive Officer


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                                                                     EXHIBIT 1.1
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               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                (Incorporated in Bermuda with limited liability)
                               (STOCK CODE: 1135)
             RESIGNATION AND APPOINTMENT OF NON-EXECUTIVE DIRECTORS
                                      AND
                         MEMBERS OF THE AUDIT COMMITTEE

--------------------------------------------------------------------------------
Mr. Jurgen Schulte has resigned as a Non-executive Director and member of the Audit Committee of the Company with effect from 17 November 2004. On the same day, Mr. Mark Rigolle has been appointed as Non-executive Director and a member of the Audit Committee.
--------------------------------------------------------------------------------

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces that Mr. Jurgen Schulte, who has retired as Chief Financial Officer of SES GLOBAL S.A. ("SES GLOBAL"), a substantial shareholder of the Company, has resigned from the Company as a Non-executive Director of the Board with effect from 17 November 2004 after serving the Company for more than five years. He has also resigned as a member of the Audit Committee and the Remuneration Committee of the Company. The Board would like to express its appreciation to Mr. Schulte for his valuable contributions to the Company and wish him a very happy retirement.

The Board also announces that Mr. Mark Rigolle, who has been appointed as Chief Financial Officer of SES GLOBAL, a substantial shareholder of the Company, to succeed Mr. Schulte, is appointed as a Non-executive Director of the Company with effect from 17 November 2004. He is also appointed as a member of the Audit Committee and the Remuneration Committee of the Company. Mr. Rigolle does not hold any other positions with the Company or any member of the Group.

Mr. Rigolle, aged 39, holds a degree in economic sciences from the Catholic University of Leuven, Belgium. He joins SES GLOBAL from Belgacom, where he held various positions in the financial and strategic areas. He has been finance director at operating entity as well as at corporate levels and was responsible for corporate strategy and business development. Mr. Rigolle did not hold any directorships on any listed public companies in the last 3 years.

Mr. Rigolle has not entered into any service contract with the Company and will not receive a director's emolument or other fees. According to the Bye-laws of the Company, Mr. Rigolle will

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hold office until the next annual general meeting of the Company and shall be eligible for re-election at the meeting.

Mr. Rigolle has not previously held any positions with the Group. Save as disclosed herein, as at the date of this announcement, Mr. Rigolle does not have any relationship with any director, senior management or substantial or controlling shareholders of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Board would like to take this opportunity to welcome Mr. Rigolle for joining the Company as a Non-executive Director.Save as aforesaid, the Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:

Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:

Mr. MI Zengxin (CHAIRMAN)               Mr. Romain BAUSCH (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                     Mr. DING Yu Cheng
Mr. KO Fai Wong                         Mr. JU Weimin

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Prof. Edward CHEN                       Mr. R. Donald FULLERTON
Mr. Robert SZE

By order of the Board,

DENIS LAU
COMPANY SECRETARY

Hong Kong, 17 November 2004